Chelsea Worldwide Inc.
11 Marshall Road,
Suite 1L, Wappingers Falls,
New York, New York 12590

VIA EDGAR

December 16, 2020

U.S. Securities & Exchange Commission

Division of Corporation Finance

Office of Finance

100 F Street, NE

Washington, D.C. 20549

Re:	Chelsea Worldwide Inc. Registration Statement on Form S-4 (File No. 333-248703)

Dear Ms. Schwartz:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Chelsea Worldwide Inc. hereby requests acceleration of the effectiveness of the above referenced Registration Statement so that it will become effective at 2:00 P.M. Eastern Time on December 18, 2020, or as soon as thereafter practicable.

Very truly yours,

/s/ Jason Ma
Name: Jason Ma
Title: Chief Executive Officer